UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: November 7, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

POLL RESULTS OF EXTRAORDINARY GENERAL MEETING

HELD ON 7 NOVEMBER 2018

The Company announces that the proposed resolutions set out in the notice of the EGM were duly passed by the Independent Shareholders by way of poll at the EGM held on 7 November 2018.

Reference is made to the circular of the Company dated 22 October 2018 (the “Circular”) in relation to, among other things, the following:

(1)	the Framework Agreement;
(2)	the Centralised Fund Management Agreement;
(3)	the grant of Restricted Share Units to a former independent non-executive Director Mr. Lip-Bu Tan;
(4)	the grant of Restricted Share Units to a non-executive Director Dr. Chen Shanzhi;
(5)	the grant of Restricted Share Units to an independent non-executive Director Mr. William Tudor Brown; and
(6)	notice of the EGM.

Unless otherwise specified, capitalised terms used herein shall have the same meanings as defined in the Circular.

POLL RESULTS OF THE EGM

The Company announces that the proposed resolutions set out in the notice of the EGM contained in the Circular were duly passed by the Independent Shareholders by way of poll at the EGM held on 7 November 2018.

As at the date of the EGM, the total number of Shares in issue was 5,039,024,641 Shares. The Shareholders and authorised proxies holding an aggregate of 4,971,009,208 Shares, representing 98.65% of the total Shares in issue were present at the commencement of the EGM.

As at the date of the EGM:

(1)	the total number of Shares entitling the holders to attend and vote for or against the ordinary resolution numbered 1 in respect of the Framework Agreement was 4,241,969,740 Shares;
(2)	the total number of Shares entitling the holders to attend and vote for or against the ordinary resolution numbered 2 in respect of Centralised Fund Management Agreement was 4,241,969,740 Shares;
(3)

the total number of Shares entitling the holders to attend and vote for or against the ordinary resolution numbered 3(a) in respect of the grant of Restricted Share Units to a former independent non-executive Director Mr. Lip-Bu Tan was 5,038,846,702 Shares;

(4)

the total number of Shares entitling the holders to attend and vote for or against the ordinary resolution numbered 3(b) in respect of the grant of Restricted Share Units to a non-executive Director Dr. Chen Shanzhi was 5,039,024,641 Shares;

(5)

the total number of Shares entitling the holders to attend and vote for or against the ordinary resolution numbered 3(c) in respect of the grant of Restricted Share Units to an independent non-executive Director Mr. William Tudor Brown was 5,039,024,641 Shares;

(6)

the total number of Shares entitling the holders to attend and vote for or against the ordinary resolution numbered 3(d) in respect of the authorisation of any Director(s) of the Company to exercise the powers of the Company to allot and issue the Shares of the Company pursuant to the Proposed RSU Grants under the specific mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on 13 June 2013 in accordance with the terms of the 2014 Equity Incentive Plan was 5,038,846,702 Shares;

(7)	the number of Shares entitling the holders to attend the EGM and abstain from voting in favour of the proposed resolutions as set out in Rule 13.40 of the Listing Rules at the EGM was nil; and
(8)	there were no Shares entitling the holders to attend and vote only against the resolution at the EGM.

As set out in the Circular and in accordance with the Listing Rules, as China IC Fund is a connected person of the Company, its wholly-owned subsidiary Xinxin (Hongkong) Capital Co., Limited and its other associates (as defined in the Listing Rules), holding 797,054,901 Shares representing approximately 15.82% of the total issued share capital of the Company as at the date of the EGM, were required to abstain from voting on the ordinary resolutions numbered 1 and 2 to approve the Framework Agreement and the Centralised Fund Management Agreement, respectively.

As set out in the Circular and in accordance with the Listing Rules, each of Mr. Lip-Bu Tan, Dr. Chen Shanzhi, Mr. William Tudor Brown and their associates are required to abstain from voting on the relevant ordinary resolutions to approve the Proposed RSU Grants to Mr. Lip-Bu Tan, Dr. Chen Shanzhi and Mr. William Tudor Brown (as the case may be).

Mr. Lip-Bu Tan and his associates, holding an aggregate of 177,939 Shares representing approximately 0.0035% of the total issued share capital of the Company as at the date of the EGM, were required to abstain from voting on the ordinary resolution numbered 3(a) to grant Restricted Share Units to Mr. Lip-Bu Tan, a former independent non-executive Director of the Company, and on the ordinary resolution numbered 3(d) to authorise any Director(s) of the Company to exercise the powers of the Company to allot and issue the Shares of the Company pursuant to the Proposed RSU Grants under the specific mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on 13 June 2013 in accordance with the terms of the 2014 Equity Incentive Plan.

As at the date of the EGM, neither Dr. Chen Shanzhi, Mr. William Tudor Brown nor their associates hold any Shares.

The Company confirms that each of China IC Fund, its wholly-owned subsidiary Xinxin (Hongkong) Capital Co., Limited, Mr. Lip-Bu Tan, Dr. Chen Shanzhi, Mr. William Tudor Brown and their respective associates has abstained from voting at the EGM pursuant to the aforesaid arrangements.

The number of Shares represented by votes for and against the respective resolution at the EGM was as follows:

ORDINARY RESOLUTIONS	No. of Votes (%)
	FOR	AGAINST
1.

(a)   To approve, confirm and ratify the framework agreement dated 11 June 2018 (the “Framework Agreement”) entered into between the Company and Semiconductor Manufacturing South China  Corporation and the transactions contemplated thereunder;

(b)   To approve and confirm the Framework Agreement annual caps for the two years ending 31 December 2018 and 2019, respectively; and

(c)   To authorise any director(s) of the Company, for and on behalf of the Company, to enter into any agreement, deed or instrument and/or to execute and deliver all such documents and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of, or in connection with (i) the implementations and completion of the Framework Agreement and the transactions contemplated thereunder and/or (ii) any amendment, variation or modification of the Framework Agreement upon such terms and conditions as the board of directors of the Company may think fit.

	1,259,134,331 99.9064%	1,179,775 0.0936%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

2.

(a)   To approve, confirm and ratify the centralised fund management agreement dated 1 June 2017 (the “Centralised Fund Management Agreement”) and entered into between the Company, Semiconductor Manufacturing International (Beijing) Corporation  and  Semiconductor  Manufacturing South China Corporation and the transactions contemplated thereunder;

(b)   To approve and confirm the Centralised Fund  Management  Agreement annual caps for the three years ending 31 December 2018, 31 December 2019 and 31 December 2020, respectively; and

(c)   To authorise any director(s) of the Company, for and on behalf of the Company, to enter into any agreement, deed or instrument and/or to execute and deliver all such documents and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of, or in connection with (i)  the implementation and completion of the Centralised Fund Management Agreement and the transactions contemplated thereunder, and/or (ii) any amendment, variation or  modification of the Centralised Fund Management Agreement and the transactions contemplated thereunder upon such terms and conditions as the board of directors of the Company may think fit.

	1,104,548,285 87.6408%	155,764,321 12.3592%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

3.

(a)   To approve and confirm the proposed grant of 62,500 restricted share units (“RSUs”) to Mr. Lip-Bu Tan, a former independent non-executive  director of the Company, in accordance with the terms of the 2014 Equity Incentive Plan, and subject to all applicable laws, rules, regulations and the other applicable documents;

	1,795,233,337 89.7424%	205,194,969 10.2576%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

(b)   To approve and confirm the proposed grant of 125,000 RSUs to Dr. Chen Shanzhi, a non-executive director of the Company, in accordance with the terms of the 2014 Equity Incentive Plan, and subject to all applicable laws, rules, regulations and the other applicable documents;

	1,795,226,037 89.7424%	205,194,769 10.2576%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

(c)   To approve and confirm the proposed grant of 87,500 RSUs to Mr. William Tudor Brown, an independent non-executive director of the Company, in accordance with the terms of the 2014 Equity Incentive Plan, and subject to all applicable laws, rules, regulations and the other applicable documents;  and

	1,795,225,837 89.7424%	205,194,969 10.2576%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

(d)   To authorise any director(s) of the Company to exercise the powers of the Company to allot and issue the shares of the Company pursuant to the proposed RSU grant under the specific mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on 13 June 2013 in accordance with the terms of the 2014 Equity Incentive Plan and/or do all such acts on behalf of the Company as he/she may consider necessary, desirable or expedient for the purpose of, or in connection with the implementation and completion of the  transactions contemplated pursuant to the proposed RSU grant.

	1,795,237,337 89.7428%	205,186,594 10.2572%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

* The full text of the resolutions above is set out in the Notice of EGM contained in the Circular.

Computershare Hong Kong Investor Services Limited, Hong Kong branch share registrar of the Company, acted as the scrutineer for the vote-taking at the EGM. The work performed by Computershare Hong Kong Investors Services Limited did not include provision of any assurance or advice on matters of legal interpretation or legal entitlement to vote.

By order of the Board

Semiconductor Manufacturing International Corporation

Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, PRC

7 November 2018

As at the date of this announcement, the directors of the Company are:

Executive Directors

ZHOU Zixue (Chairman)

ZHAO Haijun (Co-Chief Executive Officer)

LIANG Mong Song (Co-Chief Executive Officer)

GAO Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

CHEN Shanzhi

ZHOU Jie

REN Kai

LU Jun

TONG Guohua

Independent Non-executive Directors

William Tudor BROWN

CHIANG Shang-yi

CONG Jingsheng Jason

LAU Lawrence Juen-Yee

FAN Ren Da Anthony

* For identification purposes only